

16021629

UNITED STATES
:IES AND EXCHANGE COMMISSION
Washin, ·, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Argenthal & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Maiden Lane Suite 601
(No. and Street)

New York, NY 10038
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein (212) 587-6667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul Ehrenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Argenthal & Co. Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Subscribed and sworn to (or affirmed) before me on this 18 day of January, 2016 by Paul Ehrenstein proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Amy L. Hagiu
Notary Public

Paul Ehrenstein
Signature

Co-President
Title


AMY L HAGIU
Notary Public - State of New York
NO. 01HA6314198
Qualified in New York County
My Commission Expires Nov 3, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARGENTHAL & CO. INC.
(FORMERLY FIMERIS INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Argenthal & Co., Inc.:

We have audited the accompanying statement of financial condition of Argenthal & Co., Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Argenthal & Co., Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Argenthal & Co., Inc.'s financial statements. The supplemental information is the responsibility of Argenthal & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I, is fairly stated, in all material respects, in relation to the financial statements as a whole.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
April 22, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

ARGENTHAL CO. INC.
(FORMERLY FIMERIS INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	25,603
Other assets		-
Total assets	$	25,603
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	7,300
Total liabilities		7,300
Commitments and Contingencies (Notes 4 and 5)		
Stockholder's equity		
Class A shares, no par value, 200 shares authorized, 100 shares issued and outstanding.		1
Additional paid-in capital		392,425
Retained earnings		(374,123)
Total stockholder's equity		18,303
Total liabilities and stockholder's equity	$	25,604

The accompanying notes are an integral part of this statement.

ARGENTHAL CO. INC.
(FORMERLY FIMERIS INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue:	
Total revenue	$ -
Expenses:	
Occupancy	3,600
Expense Reimbursement	2,131
Regulatory Expense	4,950
Professional fees	62,450
IT Expenses	11,922
Local Taxes	4,969
Other	1,467
Total expenses	$ 91,489
Net income (loss)	$ (91,489)

The accompanying notes are an integral part of this statement.

ARGENTHAL CO. INC.
(FORMERLY FIMERIS INC.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Class A Share	Additional Paid-in Capital	Retained Earnings/Capital	Total Stockholder's Equity
Balances - beginning of year	$ 1	$ 304,924	$ (282,633)	$ 22,292
Stockholder contribution		87,500		87,500
Net income (loss)	-	-	(91,489)	(91,489)
Balances - end of year	$ 1	$ 392,424	$ (374,122)	$ 18,303

The accompanying notes are an integral part of this statement.

ARGENTHAL CO. INC.
(FORMERLY FIMERIS INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income (loss)	$ (91,489)
Adjustments to reconcile net loss to	
cash used in operating activities:	
(Increase) decrease in assets	
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(6,699)
Net cash used in operating activities	(98,188)
Cash flows from financing activities	
Contribution by shareholdei	87,500
Net cash provided by financing activitie	87,500
Net decrease in cash	(10,688)
Cash - beginning of the year	36,291
Cash - end of the year	$ 25,603
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ -
Taxes	$ 4,969

The accompanying notes are an integral part of this statement.

ARGENTHAL & CO. INC.
(FORMERLY FIMERIS INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 1 - Nature of Business

Argenthal & Co. Inc. (formerly Fimeris Inc.) (the "Company"), a New York corporation formed for the purpose of conducting business as a broker-dealer in securities, is registered with the Securities and Exchange Commission. The Company is a wholly owned subsidiary of Argenthal & Co. Ltd, (the "Parent"), a private limited company incorporated under the laws of England and Wales. The Company was established to engage in brokerage activity in connection with advisory and the sale of primary and secondary private placement of securities to customers. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Summary of Significant Accounting

a) Revenue Recognition

The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

b) Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

At December 31, 2015, the Company has net operating loss carryforwards of approximately $273,000 expiring from 2029- 2035 which give rise to a deferred tax asset of approximately $41,000. However, the Company has determined that a valuation allowance of $41,000 against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized,

Note 2 - Summary of Significant Accounting (continued)

c) *Review of newly issued accounting standards*
Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote. They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

d) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Related Party Transactions

Under a servicing agreement, the Company or it's Parent may pay a fee to the other for assistance in the sales effort for their clients. In 2015 the Company received $0 from the Parent (included in service fee income) and paid $0 to the Parent (included in professional fees).

$3,936 was paid by the company during the year for office space and telecommunications under this agreement.

Note 4- Commitments and Contingencies

The Company had no commitments or contingencies as of December 31, 2015.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 5 - Financial Instruments with Off-Balance Sheet Credit Risk

Virtually all of the Company's assets are held by one financial institution. Cash in a bank account, at times, may exceed federally insured limits.

Note 5 - Financial Instruments with Off-Balance Sheet Credit Risk ***(continued)***

In the normal course of its business, the Company indemnifies its counterparties against specified potential losses in connection with their acting as an agent of, or providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At, December 31, 2015 the Company had net capital of $18,303 which was $13,303 in excess of its required net capital of $5,000. The Company's net capital ratio was 39.88%.

Note 7 Ongoing Operations

The Company had no revenue during 2015, but has received written assurance from its parent company that they will continue to provide financial support while the Company actively pursues revenue generating opportunities.

Note 8 - Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a impact on the financial statements.

Note 9 Computation for Determining Reserve Requirement

A computation of reserve requirements is not applicable to Argenthal & Co. Inc as the Company qualifies for exemption under Rule 15c3-3(k)(i)

Note 10 Information Relating to Possession or Control

Information relating to possession or control requirements is not applicable to Argenthal & Co. Inc. is not applicable as the company qualifies for exemption under Rule 15c3-3(k)(2)(1).

* A copy of the Firm's Statement of Financial Condition as of December 31, 2015, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

ARGENTHAL CO. INC.
(FORMERLY FIMERIS INC.)
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2012

Credit Factors		
Stockholder's equity		$ 18,303
Total credit factors		18,303
Debit Factors		
Other assets		-
Total debit factors		-
Net Capital		18,303
Less minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness		
or $5,000		5,000
Remainder: Capital deficient of all requirements		$ 13,303
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	7,300	
Divided by: Net capital	18,303 = 39.89%	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 7,300
		7,300
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)		
Net capital as reported in Company's Part II unaudited FOCUS report		$ 18,303
Audit adjustments		-
Net capital, per above		$ 18,303

There was no material differnce between the net capital calculated here and the net capital on the unaudited Focus reports Part Iia.

The accompanying notes are an integral part of this statement.

Argenthal & Co., Inc.

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Year Ended December 31, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Argenthal & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Argenthal & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Argenthal & Co., Inc. stated that Argenthal & Co., Inc. met the identified exemption provisions throughout the year ended December 31, 2015, without exception. Argenthal & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Argenthal & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
April 22, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Argenthal & Co. Inc.

15 Maiden Lane, Rm 601
NEW YORK, NEW YORK 10038
(212) 587-6667
TELEFAX: (212) 202-4041
E-MAIL: pse@peassc.com

January 18, 2016

Assertions Regarding Exemption Provisions

We, as members of management of Argenthal & Co. Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (K) (2) (i).

The Company met the identified exemption provision without exception throughout the year ending December 31, 2015.

Argenthal & Co. Inc.

By: 

Paul Ehrenstein Co-President
(Name and Title)

1/18/16
(Date)